UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Ocean Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, STE 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps — 281-367-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Schaps _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Three Ocean Securities LLC _____ , as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



ADRIANA NATALIE ROSALES
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP. 08-19-2019
NOTARY ID 130333913

_____
Signature

Chief Financial Officer
_____
Title

Adriana Natalie Rosales
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS

As Of December 31, 2018

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Three Ocean Securities, LLC (the "Company"), as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and schedule of computation of net capital under SEC Rule 15c3-a, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Raines & Fischer LLP

New York, New York
February 22, 2019

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	4,250,571
Other current assets		1,489
TOTAL ASSETS	$	4,252,060

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses	$	0
TOTAL LIABILITIES		-

Member's Equity:

Member's equity		4,252,060
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,252,060

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Income
For the year ended December 31, 2018

Revenues:

Fee Income	$	8,025,000
Total Revenues		8,025,000

Expenses:

Compensation and related expenses	70,074
Professional fees	56,355
Occupancy costs	12,000
Dues, licenses and fees	5,506
Office expense	2,642
Meals and entertainment	1,800
Technology	1,080
Insurance	824
Total Expenses	150,281

Net Income	$	7,874,719

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2018

Balance - Beginning of year	$	46,849
Net Income		7,874,719
Member contributions		73,158
Member distributions		(3,742,666)
Balance - End of year	$	4,252,060

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2018

Cash Flows from Operating Activities:

Net Income	$	7,874,719
Adjustments needed to reconcile net income with net cash provided by operating activities:		
(Increase)/Decrease in other current assets		218
Increase/(Decrease) in accounts payable		(18,830)
Increase/(Decrease) in accrued expenses		(2,500)
Cash Provided by Operating Activities		7,853,607
Cash Flows from Financing Activities:		
Member contributions		73,158
Member (distributions)		(3,742,666)
Cash Used by Financing Activities		(3,669,508)
Net increase in cash		4,184,099
Cash balance - Beginning of year		66,472
Cash balance - End of year	$	4,250,571

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2018

(1) Organization and Operation

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly F ASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-6, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes,

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2015, 2016, and 2017 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-l of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $4,250,571 which was $4,245,571 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Related Party Transactions

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. Compensation for 2018 totaled $87,896. The total is reflected in the Statement of Income in the categories for which the utilization of services relates.

(5) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 22, 2019, the date which the financial statements were available to be issued and noted no items requiring future disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2018

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2018

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	4,252,060
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		4,252,060
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,489
Net capital before haircuts on securities positions		4,250,571
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	4,250,571

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accrued expenses	$	-
Total aggregate indebtedness	$	-

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2018

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	4,250,571
Net capital per audited report	$	4,250,571

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	-
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	4,245,571
Excess net capital at 1000%	$	4,244,571
Ratio: Aggregate indebtedness to net capital		0.00%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

The preceding notes are an integral part of this supplemental information.



RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have reviewed management's statements, included in the accompanying Three Ocean Securities LLC Assertions Report, in which (1) Three Ocean Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Three Ocean Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Three Ocean Securities LLC stated that Three Ocean Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Three Ocean Securities LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 22, 2019

Three Ocean Securities LLC

551 Fifth Avenue, Suite 3800 / New York, NY 10176
212-259-0559

Three Ocean Securities LLC Assertions

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, Michael Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Michael Schaps, Chief Financial Officer

January 4, 2019